April 25, 2016

VIA EDGAR

Jay Williamson

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Registration Statement on Form N-14 filed by Western Asset Global High Income Fund Inc., File No. 811-21337

Dear Mr. Williamson:

On behalf of Western Asset Global High Income Fund Inc. (the “Fund” or “EHI”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form N-14 originally filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2016, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Proxy Statement/Prospectus”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on March 24, 2016 relating to the Proxy Statement/Prospectus. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

General Comments

1.	Please provide an analysis of the factors investment companies should consider in determining which portfolio should be the accounting survivor in investment company reorganizations as set forth by the Division of Investment Management in NORTH AMERICAN SECURITY TRUST, 1993 SEC No-Action Letter (pub. avail. Aug. 5, 1994) (“NAST”).

In response to the Staff’s comment, the Fund respectfully submits that it considered the following factors during its NAST analysis: (i) portfolio management, (ii) investment objective, strategies and policies, (iii) expense structure, (iv) portfolio composition, (v) asset size, (vi) age of funds, (vii) performance and (ix) boards of directors. With respect to portfolio management, a positive comparison of the funds was determined as the portfolio managers of the Fund would be maintained following the merger of Western Asset Global Partners Income Fund Inc. (“GDF”) with and into the Fund (the “Merger”). With respect to Fund’s investment objectives, strategies and policies, a positive comparison of the funds was determined as the funds have identical primary investment objectives, different secondary investment objectives and substantially similar policies and strategies. In addition, following the Merger, the investment objectives, strategies and polices of the Fund will be followed. With respect to the expense structure, a neutral comparison of the funds was determined as the expense structure of the Fund will be maintained following the Merger. With respect to portfolio composition, a positive comparison of the funds was determined as the portfolio compositions are substantially identical and there is no expected turnover anticipated as a result of the Merger. With respect to asset size, a positive comparison of the funds was determined as the Fund had $317.3 million in assets under management and GDF had $144.2 million in assets under management, respectively, as of December 31, 2015. With respect to the age of the funds, a negative comparison of the funds was determined as the Fund had over ten years of operating history, while GDF had over 20 years of operating history. With respect to performance, a neutral comparison was determined as both funds have had a similar performance record. With respect to the boards of directors, a positive comparison was determined as both fund’s boards of directors have identical members.

Question & Answer Comments

2.	The disclosure under “How will the Merger affect fees and expenses?” on page 2 indicates that GDF’s management fee is calculated based on net assets, while EHI’s is calculated based on managed assets. The pro forma fee table on page 3 suggests that GDF investors will see a management fee increase from 1.05% to 1.12% as a result of the transaction. Please revise the disclosure here and elsewhere as appropriate to (1) highlight that management fees increase on a pro forma basis because EHI’s fees are calculated on a different base that includes and potentially incentivizes borrowings and (2) revise your disclosure under Board considerations to further address how the Board considered the fee increase and potential borrowing incentives in deciding that the transaction was in GDF’s best interest.

In response to the Staff’s comment, the Fund has added disclosure stating:

“LMPFA has a financial interest in the Merger because its respective fees under agreements with EHI, which are based on managed assets that take into account the use of leverage, are higher than under the respective agreements with GDF, which are based on net assets and do not account for the use leverage, and increase as the assets of EHI increase, including the use of leverage. In addition, it is anticipated that former stockholders of GDF will experience a management fee increase of 0.07% following the Merger as a result of EHI’s management fee being calculated on managed assets, rather than net assets.”

However, the Fund respectfully submits that its current disclosure under the “Board Considerations” section is appropriate given that while stockholders of GDF will experience a higher management fee following the Merger, the total expense ratio of the combined Fund will be less than what current GDF stockholders are experiencing.

3.	Will the voluntary management fee waiver continue following the Merger and what are the terms of said waiver?

In response to the Staff’s comment, the Fund has added disclosure stating that LMPFA implemented a voluntary investment management fee waiver of 0.05% beginning on March 1, 2010 and will continue it through December 31, 2016.

4.	Regarding the question “How do I vote my shares?” on page 3, please inform investors how to revoke an earlier proxy.

In response to the Staff’s comment, the Fund has added the following disclosure:

“A stockholder may revoke a proxy at any time on or before the Meeting by (1) submitting to the applicable Fund a subsequently dated proxy, (2) delivering to the applicable Fund a written notice of revocation (addressed to the Secretary at the principal executive office of the Funds at the address shown at the beginning of this Proxy Statement/Prospectus) or (3) otherwise giving notice of revocation at the Meeting, at all times prior to the exercise of the authority granted in the proxy card. Merely attending the Meeting, however, will not revoke any previously executed proxy. Unless revoked, all valid and executed proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, for approval of the proposed Merger.”

5.	Please file the form of proxy card following the requirements of 17 CFR 240.14a-4 with your next amendment. Please note the Staff may have comments once it has been filed.

In response to the Staff’s comment, the Fund has filed a form of each fund’s proxy card with Amendment No. 1.

Proxy Statement/Prospectus Comments

6.	Regarding the “Effect on Expenses” section on page 3, the Staff notes your statement that LMPFA and its affiliates have a financial interest in the Merger because of the way the advisory agreements are structured. Effective conflicts disclosure presents dollar amounts that are material and reasonably estimable. Consider disclosing on a pro forma basis how much higher the adviser’s annual fee is anticipated to be when compared against the Funds on a standalone basis using reasonable and disclosed assumptions.

In response to the Staff’s comment, the Fund respectfully submits that on a pro forma basis, assuming the maintenance of the Fund’s current leverage levels, that following the Merger the Fund will incur a combined management fee of $5,771,453. If the Merger did not occur, it is estimated that GDF would incur a management fee of $1,545,492 and EHI would incur a management fee of $4,043,258, or a combined fee of $5,588,750. The Fund believes that the disclosure it has added in response to Comment 2 properly highlights that former GDF stockholders will incur a higher management fee as a result of the Merger.

7.	Regarding the “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” table on page 4, please revise the differences column to further describe material differences and their implications, instead of simply repeating the first two columns. It is unclear for example, whether EHI shareholders will be more or less exposed to emerging markets fixed income if they approve the transaction.

In response to the Staff’s comment, the Fund has revised its disclosure to further describe material differences and their implications.

8.	The Staff notes that EHI is restricted from purchasing more than 3% of the total outstanding voting stock of another investment company, while GDF contains no similar limit. Please advise and, if necessary, revise the statement in the “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” table that this is substantively similar.

In response to the Staff’s comment, the Fund has removed the noted disclosure. However, the Fund respectfully confirms that each fund complies with Section 12 of the Investment Company Act.

9.	Please explain why the Funds’ two concentration policies are considered substantively similar in the “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” table on page 7 given that EHI’s refers to an industry or group of industries, while GDF’s simply refers to an industry.

In response to the Staff’s comment, the Fund has revised the disclosure to note that the Fund is more restrictive with respect to its concentration policy.

10.	The Staff notes your discussion under fundamental investment restrictions does not appear to address commodities. Please explain why. See Item 17.2 of Form N-2 and Section 18(a) under the Investment Company Act.

In response to the Staff’s comment, the Fund respectfully refers the Staff to the following disclosure under “Principal Investment Policies and Strategies” that states “EHI may not purchase or sell commodities or commodities contracts or oil, gas or mineral programs, but may purchase, sell, or enter into futures contracts, options on futures contracts, forward contracts, or interest rate, securities-related or other hedging instruments, including swap agreements and other derivative instruments.” The Fund has moved this disclosure to the “Fundamental Investment Restrictions” section and respectfully refers to the Staff to the Fund’s Prospectus filed on July 29, 2003, which contains this fundamental investment restriction. In addition, the Fund has added the following disclosure with respect to GDF:

“GDF may not purchase or sell commodities or commodity contracts, including futures contracts and options thereon, except that the Fund may engage in derivatives that include interest rate, currency or stock or bond index futures contracts, currency forward contracts and currency swaps, the purchase and sale (or writing) of exchange listed and over-the-counter (“OTC”) put and call options on debt and equity securities, currencies, interest rate, currency or stock index futures and fixed-income and stock indices and other financial instruments, entering into various interest rate transactions such as swaps, caps, floors, collars, entering into equity swaps, caps, floors or trading in other similar types of instruments.”

The Fund respectfully refers to the Staff to GDF’s Post-Effective Amendment No. 1 filed on October 22, 1996, which contains this fundamental investment restriction.

11.	Regarding the statement that “Prior to the Merger, GDF shall have declared and paid a dividend or dividends which, together with all such previous dividends, shall have the effect of distributing to GDF’s stockholders substantially all of its net investment income that has accrued through the Closing Date, if any, and substantially all of its net capital gain realized through the Closing Date” on page 24, if the dividend is material, please disclose the approximate amount. Also, please inform investors of the likely tax consequences.

In response to the Staff’s comment, the Fund respectfully submits that under current market conditions, it is not anticipated that GDF will pay a special income or capital gain distribution prior to the Merger.

12.	Regarding the “Reasons for the Merger and Board Considerations” on page 25, the Staff notes the conclusion that the Merger is in the Fund’s best interest, which implies that other alternatives were considered and found lacking. Please address any alternatives the Board considered. For example, the Staff notes both of the Funds trade on the NYSE at substantial discounts to NAV. How did the Boards consider the discount to NAV when considering the transaction? What role did the discount play in approving the transaction? Did they discuss any alternatives, such as open-ending one or both of the Funds? If so, what caused the Board to reject the choice in favor of the Merger?

In response to the Staff’s comment, the Fund respectfully submits that Item 4(a)(3) of Form N-14 requires that the Proxy Statement/Prospectus disclose “the reasons the registrant and the company being acquired are proposing the transaction” and does not require the discussion of alternatives that the Boards considered. However, the Fund respectfully submits that the Boards monitor the discount to net asset value of the Fund and GDF on an ongoing basis. LMPFA and Western Asset Management Company regularly provide information regarding each fund’s premium and discount, as well as the premium and discount of each fund’s peers. To the extent either fund trades at a discount, each Board considers potential actions in light of current market conditions. In addition, the Boards of the Fund and GDF review potential alternatives on a regular basis, including open-ending. The Board believes that the Merger is in the best interests of the Fund’s and GDF’s stockholders as described in the Proxy Statement/Prospectus.

13.	Please advise whether the two Funds have similar income yields. Also, please clarify whether the Board considered income yields in connection with the transaction, particularly if the Funds had materially different yields.

In response to the Staff’s comment, the Fund respectfully refers the Staff to each fund’s ratio of net investment income to average net assets for 2015 under the “Financial Highlights” section. For 2015, the Fund and GDF each had a “yield” of 8.60% and 7.63%, respectively. In addition, the Fund confirms that the Board considered overall investment performance, of which “yield” is a component, in connection with considering the Merger and respectfully refers the Staff to page 26, which states “For the 1-year, 3-year, 5-year and 10-year periods ended September 30, 2015, GDF and EHI had substantially similar investment performance, with GDF returning -9.54%, 0.23%, 4.63% and 6.32%, and EHI returning -9.01%, 0.98%, 4.99% and 5.73%.”

14.	Regarding the “Federal Income Tax Consequences” section on page 26, please disclose the approximate value of tax carry forwards that will expire as a result of Merger.

In response to the Staff’s comment, the Fund respectfully refers the Staff to the disclosure on page 29, which states:

“Based on such data, the combination of the above referenced limitations on the use of loss carryovers would result in some portion (approximately $31.2 million based on data as of a recent date) of GDF’s loss carryovers expiring unused. It should be noted that there would be no assurances that GDF would be able to use such losses in the absence of the Merger. Additionally, GDF stockholders may benefit from the use of EHI’s capital loss carryovers by the combined Fund after the Merger.”

15.	Regarding the sentence “No securities of EHI need to be sold in order for EHI to comply with its investment restrictions or policies” on page 30, should one of the references to EHI be to GDF?

In response to the Staff’s comment, the Fund has removed the noted disclosure and respectfully refers the Staff to the preceding sentences that state, “The securities in which GDF may invest are permissible for investment under EHI’s investment objectives and strategies. It is currently anticipated that minimal, if any, portfolio turnover will occur as a result of the Merger.”

16.	Regarding the sentence “As of January 1, 2014, the Funds paid each of the Independent Trustees an annual fee of $120,000…” on page 35, was it the fund complex or the Fund that paid the $120,000?

In response to the Staff’s comment, the Fund has revised the disclosure to note that each fund in the fund complex pays a portion of the annual fee in proportion to its assets under management.

17.	Please confirm supplementally that each Fund’s valuation policies are substantially similar.

In response to the Staff’s comment, the Fund confirms that each fund’s valuation policy is identical.

18.	The “Compensation Committee” section on page 38 appears to reference members of the investment committee instead of the compensation committee.

In response to the Staff’s comment, the Fund has revised the disclosure to reference the Compensation Committee.

19.	Regarding the “Investment Manager and Sub-Advisers” section on page 42, please disclose the total dollar amounts paid to LMPFA by each Fund under its respective management agreement per Item 20(c) of Form N-2 and Part B, Items 12 and 13 of Form N-14.

In response to the Staff’s comment, the Fund has revised the disclosure to state the total dollar amounts paid to LMPFA by each Fund under its respective management agreement per Item 20(c) of Form N-2 and Part B.

20.	Regarding the “Potential Conflicts of Interest” section on page 45, advise whether either of the Funds engages in cross trades during the most recent year.

In response to the Staff’s comment, each fund confirms that it has not engaged in cross trades during the most recent year.

21.	Regarding the “Portfolio Composition” section on page 52, revise to briefly explain why short term securities investments are negative for both of the Funds.

In response to the Staff’s comment, the Fund respectfully submits that short term securities investments were negative for both funds because each fund incorporated the use of reverse repurchase agreements and loans when preparing their portfolio composition. The Fund has revised this section to remove the use of reverse repurchase agreements and loans, which is consistent with how each fund prepares its respective shareholder reports.

Statement of Additional Information Comments

22.	Regarding the statement “If the necessary quorum to transact business or the vote required to approve the Proposal is not obtained at the Meeting, the chairman of the Meeting or the persons named as proxies may propose one or more adjournments or postponements of the Meeting in accordance with applicable law to permit further solicitation of proxies” on page 70, the Staff notes that the adjournment to solicit proxies is a substantive proposal for which proxies must be solicited and discretionary authority is unavailable. The Staff makes reference to Rule 14a-4 of the Securities Exchange Act of 1934. To the extent proxies are being solicited for the adjournment of the meeting, please revise the description in the proxy card accordingly. The proxy card should have an additional voting box so shareholders can vote on whether or not to vote in favor of an adjournment to solicit additional proxies.

In response to the Staff’s comment, the Fund has removed the disclosure that persons named as proxies may vote on adjournments or postponements of the Special Meeting of Stockholders.

23.	The Staff notes that Item 12(b) of Form N-14 requires that Items 14 through 23 of Form N-2 be provided in the Statement of Additional Information. Some of this information is presented in the Prospectus instead of the Statement of Additional information. Please confirm that you have presented the required information.

In response to the Staff’s comment, the Fund respectfully submits that Amendment No. 1 is responsive to Item 12(b) of Form N-14, which cross-references several items under Form N-2. The Fund confirms that items not present in the Statement of Additional Information are present in the Prospectus. Specifically:

•	disclosure relating to Item 14 of Form N-2 can be found on the cover page and page S-1;

•	disclosure relating to Item 15 of Form N-2 can be found in the section titled “Table of Contents” on page S-1;

•	disclosure relating to Item 16 of Form N-2 is not applicable since the Fund has been engaged in the business of being an investment company during the past five years;

•	disclosure relating to Item 17 of Form N-2 can be found in the sections titled “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” on pages 4 to 23;

•	disclosure relating to Item 18 of Form N-2 can be found in the section titled “INFORMATION ABOUT MANAGEMENT OF THE FUNDS” on pages 30 to 47;

•	disclosure relating to Item 19 of Form N-2 can be found in the sections titled “Security Ownership of Management” on page 34, “5% Percent Beneficial Ownership” on page 67, and “Special Voting Provisions” on pages 63 and 64;

•	disclosure relating to Item 20 of Form N-2 can be found in the section titled “Investment Manager and Sub- Advisers” on pages 39 to 42;

•	disclosure relating to Item 21 of Form N-2 can be found in the sections titled “Investment Professionals of the Funds” on pages 43 to 45;

•	disclosure relating to Item 22 of Form N-2 can be found in the sections titled “Potential Conflicts of Interest” on pages 45 and 46 and “Portfolio Transactions” on page 53;

•	disclosure relating to Item 23 of Form N-2 can be found in the section titled “TAXATION” on pages 57 to 62 and “Information Regarding Tax Capital Loss Carryforwards” on pages 28 and 29.

24.	If the acquiring fund’s stockholders are being solicited in connection with the transaction, please refer to Item 13 of Form N-14.

In response to the Staff’s comment, the Fund respectfully submits that Amendment No. 1 is responsive to Item 13 of Form N-14, which cross-references several items under Form N-2. Specifically:

•	disclosure relating to Item 15 of Form N-2 can be found in the section titled “Table of Contents” on page S-1;

•	disclosure relating to Item 16 of Form N-2 is not applicable since the Fund has been engaged in the business of being an investment company during the past five years;

•	disclosure relating to Item 17 of Form N-2 can be found in the sections titled “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” on pages 4 to 23;

•	disclosure relating to Item 18 of Form N-2 can be found in the section titled “INFORMATION ABOUT MANAGEMENT OF THE FUNDS” on pages 30 to 47;

•	disclosure relating to Item 20 of Form N-2 can be found in the section titled “Investment Manager and Sub- Advisers” on pages 39 to 42;

•	disclosure relating to Item 21 of Form N-2 can be found in the sections titled “Investment Professionals of the Funds” on pages 43 to 45;

•	disclosure relating to Item 22 of Form N-2 can be found in the sections titled “Potential Conflicts of Interest” on pages 45 and 46 and “Portfolio Transactions” on page 53;

•	disclosure relating to Item 23 of Form N-2 can be found in the section titled “TAXATION” on pages 57 to 62 and “Information Regarding Tax Capital Loss Carryforwards” on pages 28 and 29.

25.	The Staff notes that you have not filed several exhibits to the registration statement. Please note that the Staff frequently reviews these exhibits and plan accordingly.

In response to the Staff’s comment, the Fund has filed additional exhibits with Amendment No. 1 and will file all required exhibits prior to requesting effectiveness from the Staff.

Proxy Statement/Prospectus Accounting Comments

26.	Regarding the question “Who will pay for the Merger?” on page 3, please clarify the split of the costs among the parties to be consistent with the financials.

In response to the Staff’s comment, the Fund has revised its disclosure to be consistent with the financials.

27.	The fee table on page 3 should reflect current fees. Please represent as to whether the fees represented in the fee table are current, meaning fees currently in place, and whether there have been any significant changes to the fees.

In response to the Staff’s comment, the Fund confirms that it will revise the fee table to provide information for both funds as of February 29, 2016, following the filing of GDF’s semi-annual report for the period ending February 29, 2016.

28.	In the fee table on page 3, please explain why total annual fund operating expenses as of August 31, 2015 do not tie back to the financial highlights of GDF as of the same date.

In response to the Staff’s comment, the Fund respectfully submits that the fee table takes into account $47,992 or 0.07% of reorganization fees that are excluded from GDF’s financial highlights.

29.	In the “Additional Information About the Funds” section on page 48, the date for the filing of the financial statements states April 17, 2015. Is the correct date October 22, 2015?

In response to the Staff’s comment, the Fund has revised its disclosure to refer to October 22, 2015.

30.	Under the pro forma combined capitalization table on page 52, this should be dated consistent with the pro forma financial statements. Additionally, please include the name of the pro forma fund.

In response to the Staff’s comment, the Fund has revised the disclosure accordingly.

31.	Please include that the Funds are registered investment companies and include a tax status footnote and an estimates footnote.

In response to the Staff’s comment, the Fund has revised the disclosure accordingly.

32.	Article XI of Regulation S-X provides that pro forma financial statements should be prepared using the acquiring fund’s fiscal year end. However in accordance with the 245 day rule, pro forma financial statements are required to be prepared as of the acquiring fund’s most recent financial statement date, which could be the semi-annual date. Please explain why the information is being presented for August 31, 2015 and not November 30, 2015 consistent with the financial statement date of the acquiring fund.

In response to the Staff’s comment, the Fund has revised its pro forma financial statements to be presented for the period ended November 30, 2015.

Please note that we have included certain changed pages other than those in response to the Staff’s comments. In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP